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                           FBL FINANCIAL GROUP, INC.

September 26, 2000

Dear Stockholders of FBL Financial Group, Inc.:

    Over time, FBL's profitable operations have contributed to the growth of a capital base that exceeds the amount of capital needed to support our insurance and financial services business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our stockholders, we have determined that a repurchase of our own shares at this time would be in the best interests of our stockholders.

    The board of directors has approved a repurchase of 1,101,462 shares of FBL common stock at $20.00 per share. A copy of the offer to purchase is enclosed. When combined with agreements we recently signed to purchase (at the same price per share) 2,648,538 shares from certain of our Farm Bureau shareholders, we will in total be attempting to repurchase about 12.57% of our shares for $75,000,000.

    All shares purchased in the offer will receive $20.00 per share, net, to you in cash. In addition, if you own less than 100 shares and tender all of your shares, you will receive priority and have all of your shares purchased even if more than 1,101,462 shares are tendered. No brokerage fees or commissions will be charged to you if you tender your shares.

    We encourage each stockholder to read carefully the offer to purchase and related materials. Neither FBL nor our board of directors make any recommendation whether to tender shares to us. You should make your decision independently after consulting with your advisors.

    To assist us with this offer, we have engaged Keefe, Bruyette & Woods, Inc. to serve as the dealer manager and information agent. Representatives from this firm may contact you by phone to make sure you have received the offer to purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call the information agent/dealer manager toll free at (877) 298-6520.

    Unless otherwise extended, the offer will expire at 5:00 p.m. New York City time on October 26, 2000. We again encourage you to read carefully the enclosed material.

    As always, we appreciate your interest in FBL Financial Group, Inc.

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                                                       Sincerely:

                                                       By:             /s/ WILLIAM J. ODDY
                                                            -----------------------------------------
                                                                         William J. Oddy
                                                                     CHIEF EXECUTIVE OFFICER
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